As filed with the Securities and Exchange Commission on April 6, 2000

               UNTIED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  FORM 10-SB

              GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

           Under Section 12 (b) or (g) of the Securities Act of 1934

                            Victor Industries, Inc.
                (Name of Small Business Issuer in its charter)

             Idaho                                91-078484114
(State or other jurisdiction of                 (I.R.S. Employer
 incorporation or organization)                Identification No.)

               4810 North Wornath Road, Missoula, Montana 59804
                   (Address of principal executive officers)

Issuer's telephone number:   (406) 251-8501

Securities to be registered under Section 12 (b) of the Act:

 Title of each class                              Name of each exchange on which
 to be so registered                              each class is to be registered
        N/A                                                     N/A


Securities to be registered under Section 12 (g) of the Act:

                    Common Stock, par value $.05 per share
                              ( Title of Class )

                            Victor Industries, Inc.

                                  FORM 10-SB

                               Table of Contents

                                                                            Page

                                    PART I

Item 1. Description of Business.............................................  4

Item 2. Management's Discussion and Analysis or
        Plan of Operation...................................................  8

Item 3. Description of Property............................................. 11

Item 4. Security Ownership of Certain Beneficial
        Owners and Management............................................... 12

Item 5. Directors, Executive Officers, Promoters
        and Control Persons................................................. 13

Item 6. Executive Compensation.............................................. 14

Item 7. Certain Relationships and Related Transactions...................... 15

Item 8. Description of Securities........................................... 15

                                    PART II

Item 1. Market Price of and Dividends on Registrant's
        Common Equity and Other Shareholder Matters......................... 16

Item 2. Legal Proceedings................................................... 20

Item 3. Changes in and Disagreements with Accountants....................... 20

Item 4. Recent Sales of Unregistered Securities............................. 20

Item 5. Indemnification of Directors and Officers........................... 21

                                   Part F/S

Financial Statements........................................................F-1

                                   PART III

Item 1. Index to Exhibits...................................................S-1

Item 2. Description of Exhibits.............................................S-1

Signatures..................................................................S-2

                                  FORM 10-SB

                                    PART I

Item 1.  DESCRIPTION OF BUSINESS

Business Development

     Victor Industries, Inc., an Idaho corporation ( "Victor Industries" or the "Company"), is engaged in the sales and distribution of zeolite. The Company contracts with independent contractors to mine and transport zeolite from properties the contractors own or lease to a contract milling and packaging facility. The Company markets the packaged and bulk ordered zeolite through distributors and under distributor's private labels. This structure eliminates the need for the Company to own any equipment or properties.

     The Company was originally organized under the laws of the State of Idaho on January 19th, 1926 under the name of Omo Mining and Leasing Corporation. The Company was renamed Omo Mines Corporation on January 19th 1929. The name was changed again on November 14th, 1936 to Kaslo Mines Corporation and finally Victor Industries, Inc. December 24th, 1977.

     There has been no bankruptcy, receivership or similar proceeding in the Company's history.

     There has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     The Company has not recorded any significant revenue for the past two years and there is sustantial doubt about the Company continuuing as a going concern without funding to develop assets and profitable operations.

BUSINESS OF THE ISSUER

     The Company was engaged in the exploration of precious mineral mining properties from 1977 until 1996 without notable success. The low precious mineral prices induced the Company to refocus its efforts on zeolite upon discovery of a significant zeolite deposit in 1996. Initial sales efforts were hampered by inadequate funding and serious health problems for the principal motivator of the Company. The Company had sales of approximately $6,000 annually in 1997 through 1999. The poor health of the management prompted the Board of Directors and the largest shareholders to sell a majority of their personal Victor Industries common stock holdings to a new management team in December of 1999. The new management team intends to restart the business of sales and distribution of zeolite.

THE PRODUCT

     Zeolites have the unique distinction of being natures only negatively charged mineral. The angstrom sized micropore structure of zeolites and ion exchange capacity allow zeolites to act as molecular sieves, which make them useful for metal and toxic chemical absorbents, water softeners, gas adsorbents, radiation absorbents, soil and fertilizer amendments. There are approximately fifty different types of zeolite in existence. Many of his number are synthetic zeolites designed as specific molecular sieves. Clinoptilolite, one type of natural zeolites, is the Company's focus. Clinoptilolite absorption of ammonia provides a number of applications in the agricultural industry.

MARKETS AND APPLICATIONS

     Research on the applications of zeolites began in earnest in North America approximately twenty years ago, coincident with the discovery of significant zeolite deposits in several western states. Although zeolite has been in use in the far east for centuries as soil amendments and to reduce animal odor, usage in North America is still limited to 60,000 tons annually. " Worldwide production of natural zeolites is estimated to be 3,800,000 tons. The estimate assumes that China, with 2,700,000 tons of production is the largest producer, followed by Cuba at 606,000 tons. North American production includes Canada, Mexico, and the United States. It is estimated to be 60,000 tons." (June 1999, Mining and Engineering)

     The largest producer of natural zeolites in the United States, St. Cloud Mining, derives a significant portion of its sales as a soil amendment used on golf course turf. Zeolite absorbs up to nine times its weight in water, reducing the need for watering golf course greens. In addition, alternate soil amendments are generally organic and decay over time causing settling of the soil and uneven greens. The zeolite releases phosphates as the grass requires it reducing the number of applications of fertilizer and reducing the leaching of phosphates into groundwater.

     "The ion exchange, adsorption, molecular sieve, and reversible dehydration properties of zeolites coupled with their seemingly low cost of mining, suggest a variety of industrial applications. Uses or potential uses include hydrocarbon separations, purification and drying of gases, removal of cesium and strontium from radioactive wastes, removal of ammonia from sewage and agricultural effluents, and production of high-purity oxygen from air. Zeolites are also used as soil amendments, carriers of pesticides and herbicides and dietary supplements for pigs and chickens. Certain properties of zeolitic tuffs, such as their light color, light weight, and low abrasiveness, permit uses as building stone, lightweight aggregate and pozzolan in cement, and filler in paper." ( Zeolites in sedimentary deposits of the north western United States-potential industrial minerals, Eleventh Industrial Minerals Forum )

                                  PRODUCTION

     The mining, milling and packaging are done by private contractors which eliminates the need for the Company to own any equipment or property. Customer orders are FOB the contract milling and packaging facility. Teague Mineral Products and Clayton Calcium are two of the milling and packaging companies in the area. There are several independent zeolite mining operations within convenient trucking distance to the above milling and packing operations.

     The packaged zeolite is loaded and delivered to the customers destination by independent truckers.

    There has not been any publicly announced new product.

Competitive business condition

     There are thirteen companies listed as producers of natural zeolites in the United States and Canada. Steelhead Resources, of Spokane, Wa. operates in a similar fashion to Victor Industries in that Steelhead does not mine its own zeolite. Currently Steelhead Resources purchases zeolite from St. Cloud Mining. The companies that mine and sell zeolite are listed below:

 1) Addwest Minerals International, Bitter Creek WY.
 2) American Absorbents Natural Products, Hines, Or
 3) American Resources Armagosa Valley, NV.
 4) C2C Mining, Cache Creek, British Columbia, Canada
 5) GSA Resources, Bowie, AZ.
 6) Highwood Resources, Limeco Products Division, Cache Creek, British Columbia, Canada
 7) KMI, Sandy Valley, NV
 8) The Moltan Co. Fernley, NV
 9) The Norton Co., Succor Creek, OR ( clinoptilolite- mined and processed by Teague Mineral Products)
10) St. Cloud Mining, Winston, NM
11) Teague Mineral Products, Adrian OR.
12) UOP (Allied Signal and Union Carbide joint venture) Bowie, AZ
13) Zeotech, Tilden, TX

     Many of the competitors of Victor Industries are better financed and more established than the Company. Several of the above listed competitors are potential suppliers of raw and/or finished product. Competition is based on a combination of factors. The purity of the product is one consideration, while service and reliability are important requirements.

   The importance of the confidentiality of the Company's customer list should not be understated. The nascent state of the zeolite industry provides the Company with more of a level playing ground with its more established competitors than if the Company were competing in a more developed market. The ultimate consumer of the zeolite product must be made aware of the benefits of the use of zeolite. It is the opinion of the management of the Company that a combination of focused direct sales efforts, combined with a broad based advertising medium is the best marketing strategy available to the Company.

     The Company intends to focus its initial direct sales efforts on the livestock, pet and plant nursery markets. The adsorption of ammonia is one of the most obvious benefits of the use of zeolite. The benefit of the reduction of ammonia gas is quickly and clearly understood by the purchase manager of these target markets. Despite the general ignorance of the benefits of the use of zeolite a one on one demonstration that reduces the obvious odor of ammonia in the workplace quickly wins an order from the customer.

     The Company has received indications of interest from potential customers of its product, however as noted above, reliability of delivery is an important factor in the success of the Company. Therefore it is the policy of the Company not to accept orders until it is assured that delivery can be made on a timely and reliable basis. At present the Company has no firm orders and therefore no dependence on one or a few customers.

     The Company does not hold any patents, trademarks, licenses, franchises, concessions or royalty agreements. There are no labor contracts and no union agreements.

    The Company does not anticipate significant delays in government approval to operate. Zeolite has received a GRAS (generally regarded as safe ) rating from the federal government. The zeolite mines that the Company contracts with are fully permitted and have operated in each of the last four years. If government approval was with held from one of the sources of raw material the Company could access supplies from other operators.

     If funding becomes available to the Company, the Company may develop its own zeolite mine and install the milling and bagging equipment necessary to operate independently.

    There has been no expenditure on research and development during the last two fiscal years.

     The costs and effects of compliance with environmental laws ( federal, state and local) are not born directly by the Company but through the costs imposed on the contract miners. Increased costs to the mines will result in higher costs of the raw material the Company purchases.

     The Company does not have any operating employees. The Company relies on independent contractors to handle the operations. The Company intends to employ independent distributors for sales efforts, as well as mining, milling and packaging. The three directors of the Company have no contract with the Company and are receiving no pay at the present. The directors have agreed to work for the Company for no pay until the Company has achieved positive cash flow from operations. There is no deferment or liability being accrued by the Company under this arrangement.

REPORTS TO SECURITY HOLDERS

     The Company will voluntarily send audited annual reports to its shareholders. After submission and effectiveness of this FORM 10-SB the Company anticipates it will be a reporting company and as such will file FORM 10QSB's quarterly and a FORM 10KSB annually. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company intends to develop a web site but has not done so to date. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

OVERVIEW

     Although the Company has had revenues in each of the last two years it is not reflective of future operations due to the poor health of the previous management and primary motivator of the Company, Victor Boykiw, and his inability to promote and grow the Company's sales. The new management team does not have Mr. Boykiw's knowledge of the industry or experience in running a publicly traded company. The ability of the new management team to predict the future success of the Company is therefore limited and past activities of the Company are not reliable indications of the future. The Company should be considered a development stage company having had only minimal operations for each of the last four years. The Company intends to secure sources for its raw material, milling and packaging services and to develop sales through distributors, direct sales through independent salesmen, and to generate sales through broad based advertising through the internet.

RESULTS OF OPERATIONS

     Information is presented for the Company's most recent two fiscal years

     Fiscal year ended December 31, 1999 compared to fiscal year ended December 31, 1998.

     The Company had gross revenues of $6,852 in 1998 compared to gross revenues of $6,693 in 1999. Cost of sales was $4353 in 1998 compared to 3,990 in 1999, resulting in gross profit of $2,499 in 1998 compared to $2,703 in 1999. General and administrative expenses were $28,227 in 1998 compared to $23,904 in 1999, resulting in a loss of $25,728 in 1998 compared to a loss of $21,201 in 1999. The reduction in general and administrative costs in 1999 were attributable to a reduction in sales efforts and a continuation of sales to established customers.

NET OPERATING LOSSES

     The Company has accumulated approximately $2,617,389 of net operating loss carryforwards as of December 31, 1999, that may be offset against future taxable income. There will be limitations on the amount of net operating loss carryforwards that can be used due to the change in the control of the management of the Company. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards is offset by valuation allowance of the same amount.

LIQUIDITY AND CAPITAL RESOURCES

      Historically, the Company's working capital needs have been satisfied primarily through loans by the officers of the Company. The Company reasonably expects to do so in the future.The Company is currently exploring alternative methods of financing the Company's activities. At December 31, 1999, the Company had negative working capital of $52,080 compared to a negative working capital of $29,672 at December 31, 1998.

     As of December 31,1999 , the Company had total assets of $9.00 and total stockholders' equity of negative $52,080 compared to total assets of $45.00 and total stockholders' equity of negative $29,672 at December 31, 1998.

     During the fiscal year 2000, The Company anticipates meeting its cash and working capital needs primarily from the proceeds of the sale of its shares through private placements or similar convertible instruments and revenues generated from operations. However, there is no assurance that funding will be made available to the Company on acceptable terms, if at all.

EFFECT OF INFLATION

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ( "SFAS" ) No. 128, " Earnings Per Share " and Statement of Financial Accounting Standards No. 129 " Disclosures of Information About an Entity's Capital Structure." SFAS No.128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, " Earnings Per Share. " SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15th, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No.130, "Reporting Comprehensive Income" SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS NO. 14 "Financial Reporting foe Segments of a Business Enterprise." SFAS No.131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No.131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15th, 1997 and requires comparative information for earlier years to be restated. Adoption of these statements had no material effect on the Company's financial statements.

     The FASB has also issued SFAS No.132. "Employers' Disclosures about Pensions and other Postretirement Benefits, "which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No.132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Adoption of this statement did not have a material impact on the Company's financial statements.

     In June 1988, the FASB issued SFAS No. 133, " Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair values or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

Item 3.  DESCRIPTION OF PROPERTY

     The Company does not presently own any real property. A description of its facilities is included in Item 1 above. The Company currently holds four mining claims. The cost of holding these claims are approximately $400. per year. The Company has no immediate intentions of operating these claims.

Item 4.  SECURITY OWNERSHIP of CERTAIN BENEFICIAL OWNERS and MANAGEMENT

     The following table sets forth information, to the best of the Company's knowledge, as of December 31, 1999 with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group. Based on 13,645,467 shares outstanding.

Name and Address of                          Amount and Nature of      Percent
Beneficial Owner                             Beneficial Ownership     of Class
--------------------------------------------------------------------------------
Costa Xistris *                                     300,000             2.25%
1211 N. Commerce Blvd
Sarasota, FL 34243

David Boulter *                                     100,000              .75%
P.O. Box 89
Clinton, MT 59825

Penny Sperry *                                    3,242,783             24.3%
4810 N. Wornath Rd.
Missoula, MT 59804

Forest Minerals, Inc.                             4,464,175             7.3&
Brian Vasilivitch
220 W. 19th St.
Suite 2A
New York, NY 10011

Victor & Darlene Boykiw                           1,069,610              8.0%
791 Ringer Loop
Ellensburg, WA 98926

Sterling Pacific Securities, Inc.                   707,129              5.3%
Douglas Hawthorne Trustee
Boykiw Children's Trust
401 Locust St.
Windsor, CO 80550

All directors and executive                       3,642,783             27.3%
officers as a group
       * Director and/or executive officer

Note: The Company has been advised that each person above has sole voting power over the shares indicated above.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

           Name                        Age                Position
           ----                        ---                --------
     Costa Xistris                     61         President and Director

     David Boulter                     60         Secretary and Director

     Penny Sperry                      47         Treasurer and Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directorrs and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Idaho law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of the Company are currently officers or directors of any publicly traded corporation, nor have any of the directors and/or officers, nor have any affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment, or decree involving the violation of any state or federal securities laws within the last five years.

     The business experience of each of the persons listed above during the past five years is as follows:

     Costa Xistris. Mr. Xistris has been the President and Director of the Company since May of 1983. Mr. Xistris has also been the Chief Executive Officer and Director of Pioneer Petroleum and Mining Corporation, a mining exploration company. From September of 1990 to the present Mr. Xistris has been President of Keystone Industries, Inc., a trucking and warehouse concern in Sarasota , Florida.

     David Boulter. Mr. Boulter has been the owner and operator of Booth Distributing of Missoula, Mt. since September of 1991. Booth Distributing is in the business of wholesale distribution of cleaning supplies. Mr. Boulter was elected to his present position with the Company in December of 1999.

     Penny Sperry. Ms. Sperry is a graduate of Washington State University, Pullman Wa. with a B.S. in Dietetics. Ms. Sperry worked on the Alaska Pipeline project from 1974 until 1978. Since 1978 Ms. Sperry has been a homemaker in Missoula, Mt. and has raised three children. The position of Treasurer of the Company is the first full time position Ms. Sperry has assumed since re-entering the work force. Ms. Sperry was elected to her position with the Company in December of 1999.

     None of the officers or the directors have any family relationship with each other.

     There are no other significant employees of the Company.

Item 6.  EXECUTIVE COMPENSATION

     The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. As of December 31,1999, no employee has earned any cash compensation.

     The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the fiscal years ended December31,1998 and 1999.

                          Summary Compensation Table

Name and
Principal Position      Year    Salary  Bonus  Other annual compensation
------------------------------------------------------------------------
Costa Xistris           1999     -0-    -0-            -0-
President               1998     -0-    -0-            -0-

Victor Boykiw           1999     -0-    -0-            -0-
Executive Director      1998     -0-    -0-            -0-

Darlene Boykiw          1999     -0-    -0-            -0-
Executive Director      1998     -0-    -0-            -0-

David Boulter           1999     -0-    -0-            -0-
Secretary

Penny Sperry            1999     -0-    -0-            -0-
Treasurer

     The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's officers and directors.

     The following table includes stock grants issued by the Company to its officers and directors during the last fiscal year. For purposes of calculating the percent of the total stock granted, the aggregate number issued to all officers, directors and employees is used.

                       Stock Grants in Last Fiscal Year

Name and              Number of securities  Base Price
Principal Position          Granted           ($/sh>)
-------------------------------------------------------
Costa Xistris                276,853           $.05
President, C.E.O

David Hawthorne               75,000           $.05

     Costa Xistris was issued the shares displayed in the table above for his services as President, CEO and Director, Douglas Hawthorne was issued the shares displayed above in lieu of cash for bookkeeping services performed for the Company. No other officers, directors or employees were granted stock, options or SAR's during the last fiscal year.

Employment Agreements

     As of the date hereof, the Company has not entered into any employment contracts with any of its employees, officers or directors, nor has the Company had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.

Item 7.  Certain Relationships and Related Transactions

     There have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individual's immediate family.

Item 8.  Description of Securities

     As of December 31, 1999 there were approximately 311 holders of record of common shares, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

     On December 31, 1999 there were 13,645,467 common shares outstanding. The Company has 49,000,000 common shares authorized and 1,000,000 Class A shares authorized with none issued. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, to participate equally and to receive any and all such dividends that may be declared by the Board of Directors out of funds legally available therefore, and to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable. To date the Company has not paid any dividends on its Common Stock and does not expect to declare or pay any dividend for the foreseeable future.

     Of the Company's total outstanding shares, approximately 13,120,467 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. 9,176,568 of these shares have been identified as being held by an affiliate.

     In general under Rule 144 as currently in effect, a person ( or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company ( as the term "affiliate" is defined under the Act), is entitled to sell, within any three month period, an amount of shares that does not exceed the greater of (1) the average weekly trading volume in the Company's stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (2) !% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been a affiliate for the most recent three months, and who has held restricted securities for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

                                    PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission ( the "Commission" ) or any state securities agency or authority. The Company's common stock is traded on the OTC Bulletin Board under the symbol "VICI". The following table sets forth, for the periods indicated the range of quarterly high and low sales prices of the Company's common stock as obtained from the Nasd for the past two years and through the date set forth for the current year. Price quotations reflect inter-dealer prices, without retail market mark-up, mark-down or commissions and may not represent actual transactions.

QUARTERLY QUOTE SUMMARY

VICI

QUARTER           HIGH BID             LOW BID
ASK               LOW ASK              CLOSING ASK     CLOSING BID       HIGH
Q1
1998                0.18                  0.04            0.06          0.25
0.12                0.13
Q2                  0.375                 0.05            0.125         0.65625
1998
0.125               0.25
Q3
1998                0.125                 0.05            0.05          0.25
Q4
1998                0.05                  0.03125         0.03125       0.15625
0.12                0.12

Q1
1999                0.03125               0.03125         0.03125       0.12
0.07                0.07
Q2
1999                0.03125               0.03125         0.03125       0.07
0.07                0.07
Q3
1999                0.03125               0.03125         0.03125       0.08
0.07                0.07
Q4
1999                0.03125               0.02            0.02          0.08
0.05                0.05

Source OTC Bulletin Board NASDAQ Trading & Market Services

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Further, most likely the Company's shares will be subject to the provisions of Section 15 (g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended ( the "Exchange Act" ), commonly referred to as the "penny stock" rule. Section 15 (g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price ( at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell pennystocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change the Company has voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of the Company's common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase in date of April 5, 2000. According to the eligibility rule, if the Company is not in compliance at our phase in date the common stock of the Company will be removed from the OTC Bulletin Board. In that event, we intend to move the Company's listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market price and liquidity in the Company's stock.

     As of December 31,1999, there were approximately 311 holders of record of the Company's Common Stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

     As of December 31,1999, the Company had issued and outstanding 13,645,467 shares of common stock. Of this total, 351,853 shares were deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

     Of the Company's total outstanding shares, approximately 13,293,614 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. 8,106,958 shares have been identified as being held by an affiliate.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any persons who may be deemed to be an "affiliate" of the Company ( as the term "affiliate" is defined under the Act), is entitled to sell within any three-month period, an amount of shares that does not exceed the greater of (1) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or
(2) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

Item 2.  LEGAL PROCEEDINGS

     There are presently no pending legal proceedings to which the Company is a party to or to which any of its property is subject to and, to the best of its knowledge, no such actions are contemplated or threatened.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with accountants

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On January 4, 2000 the Company issued 275,000 shares of the Company's Common Stock to Costa Xistris to settle all accounts and affairs with the Company up to December 31, 1999 as payment for services rendered to the Company in his position as president and director.

     On January 4, 2000 the Company issued 75,000 shares of the Company's common stock to Douglas Hawthorne for his past services as a director.

     On January 19, 1998 the Company issued 5,840 share of the Company's Common Stock to Cale Enterprises, a company controlled by a past president of the Company, for payment of a loan to the Company amounting to $2,500 plus interest of $42.07.

     On January 12, 1998 the Company issued 138,650 shares of the Company's Common Stock to Victor and Darlene Boykiw to settle a debt of $6,928 incurred for vehicle mileage and work performed for the Company during 1994, 1995, 1996 and 1997.

     On January 12,1998 the Company issued 177,000 shares of the Company's Common Stock to Four Seasons Ranch, Inc. for office rent and product testing for the years 1994, 1995, 1996 and 1997.

     On December 17, 1997 the Company issued 250,000 shares of the Company's Common Stock to Victor Boykiw for his services and management fee for 1997.

     On December 17, 1997 the Company issued 250,000 shares of the Company's Common Stock to Darlene Boykiw for her services and management fee for 1997.

     On August 29, 1997 the Company issued 10,000 shares of the Company's Common Stock to Patrick Mitchell in payment in full for his interest in a land claim.

     On August 28, 1997 the Company issued 1,950,000 shares of the Company's Common Stock to certain officers for services rendered to the Company.

     On August 27, 1997 the Company issued 155,000 shares of the Company's Common Stock for to certain individuals for services rendered to the Company.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the provisions of the Idaho General Business Corporation Law ( the "Idaho Code"), the Company has the power to indemnify an officer or director who, in their capacity as such, is made a party to any suit or proceeding, whether criminal, administrative or investigative, if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, the person had no reasonable cause to believe their conduct was unlawful. An officer or director shall be indemnified against expenses to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Indemnification or advance expenses to an officer or director is available only to the extent as permitted under Sections 30-1-850 through 30-1-859 of the Idaho Code. Further, the Idaho Code permits a corporation to purchase and maintain liability insurance on behalf of its officers and directors. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Idaho Stock Transfer, 421 Coeur d'Alene Avenue, Coeur d'Alene, Idaho 83814, as its transfer agent.

                            VICTOR INDUSTRIES, INC.

                         AUDITED FINANCIAL STATEMENTS

                          December 31, 1999 and 1998

                            VICTOR INDUSTRIES, INC.
                         Audited Financial Statements
                               TABLE OF CONTENTS
                          December 31, 1999 and 1998


INDEPENDENT AUDITOR'S REPORT                                                 F-1

BALANCE SHEETS                                                               F-2

STATEMENTS OF OPERATIONS                                                     F-3

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)                                  F-4

STATEMENTS OF CASH FLOWS                                                     F-5

NOTES TO FINANCIAL STATEMENTS                                                F-6

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors
Victor Industries, Inc.
Missoula, Montana

We have audited the accompanying balance sheets of Victor Industries, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Victor Industries, Inc. at December 31, 1999 and 1998, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
March 29, 2000

                            VICTOR INDUSTRIES, INC.
                                BALANCE SHEETS

                                                                           December 31,            December 31,
                                                                              1999                     1998
                                                                        ----------------           ------------
ASSETS

CURRENT ASSETS
   Cash                                                                  $             9           $         45
                                                                         ===============           ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - trade                                              $         9,572           $      7,976
   Accounts payable - related parties                                             31,043                  9,850
   Notes payable - related parties                                                 9,597                 11,316
   Accrued interest                                                                1,877                    575
                                                                         ---------------           ------------
          Total Current Liabilities                                               52,089                 29,717
                                                                         ---------------           ------------

COMMITMENTS AND CONTINGENCIES                                                          -                      -
                                                                         ---------------           ------------
STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock - $0.05 par value, 49,000,000
     shares authorized, 13,639,967
     shares issued and outstanding                                               681,998                681,998
   Additional paid-in capital                                                  1,883,311              1,883,311
   Accumulated deficit                                                        (2,617,389)            (2,594,981)
                                                                         ---------------           ------------
          Total Stockholders' Equity (Deficit)                                   (52,080)               (29,672)
                                                                         ---------------           ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                                         $             9           $         45
                                                                         ===============           ============

  The accompanying notes are an integral part of these financial statements.

                            VICTOR INDUSTRIES, INC.
                           STATEMENTS OF OPERATIONS

                                                              Years Ended
                                                              December 31,
                                                  ---------------------------------
                                                      1999                 1998
                                                  ------------        -------------
REVENUES                                          $      6,693        $       6,852

COST OF SALES                                            3,990                4,353
                                                  ------------        -------------

GROSS PROFIT                                             2,703                2,499
                                                  ------------        -------------

GENERAL AND
  ADMINISTRATIVE EXPENSES
  Management fees                                       13,843                1,000
  Rent                                                   3,600                3,600
  Mining property fees and taxes                           139                  230
  Directors' fees                                        3,750                    -
  Professional services                                  1,310               13,751
  Other administrative expense                           1,262                9,646
                                                  ------------        -------------
       Total General and
           Administrative Expenses                      23,904               28,227
                                                  ------------        -------------

NET LOSS BEFORE OTHER EXPENSES                         (21,201)             (25,728)

INTEREST EXPENSE                                        (1,207)              (1,141)
                                                  ------------        -------------

LOSS BEFORE INCOME TAXES                               (22,408)             (26,869)

PROVISION FOR INCOME TAXES                                   -                    -
                                                  ------------        -------------

NET LOSS                                          $    (22,408)       $     (26,869)
                                                  ============        =============
BASIC AND DILUTED NET LOSS PER COMMON SHARE       $        Nil        $         Nil
                                                  ============        =============
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                         13,639,967           13,969,981
                                                  ============        =============

  The accompanying notes are an integral part of these financial statements.

                            VICTOR INDUSTRIES, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                    Years Ended December 31, 1999 and 1998


                                               Common Stock           Additional       Stock                               Total
                                        --------------------------     Paid-in      Subscription      Accumulated      Stockholders'
                                            Shares      Amount         Capital       Receivable         Deficit            Equity
                                        ------------- ------------  ------------    ------------    --------------    --------------
Balance,
      December 31, 1997                   14,565,562   $  728,278   $  1,843,711    $   (25,000)    $   (2,568,112)   $   (21,123)

Issuance of stock at $0.05
      per share in payment
      of debt                                315,560       15,778              -              -                  -         15,778

Issuance of stock at $0.44
      per share in payment
      of debt                                  5,840          292          2,250              -                  -          2,542

Cancellation of stock for
      non-payment of stock
      subscription at par                   (500,000)     (25,000)             -         25,000                  -              -

Cancellation of stock at par                (746,995)     (37,350)        37,350              -                  -              -

Net loss for the year ended
      December 31, 1998                            -            -              -              -            (26,869)       (26,869)
                                        ------------  -----------   ------------    -----------     --------------    -----------
Balance,
      December 31, 1998                   13,639,967      681,998      1,883,311              -         (2,594,981)       (29,672)

Net loss for the year ended
      December 31, 1999                            -            -              -              -            (22,408)       (22,408)
                                        ------------  -----------   ------------    -----------     --------------    -----------

Balance,
      December 31, 1999                   13,639,967   $  681,998   $  1,883,311    $         -     $   (2,617,389)   $   (52,080)
                                        ============  ===========   ============    ===========     ==============    ===========

  The accompanying notes are an integral part of these financial statements.

                            VICTOR INDUSTRIES, INC.
                            STATEMENT OF CASH FLOWS

                                                                                             Years Ended
                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                      1999                   1998
                                                                               -----------------     ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                     $         (22,408)    $          (26,869)
  Decrease in assets
       Inventory                                                                               -                  6,524
  Increase (decrease) in liabilities:
       Accounts payable - trade                                                            1,596                 5,212
       Accounts payable - related party                                                   21,193                 3,600
       Notes payable                                                                      (1,719)                9,788
       Accrued interest                                                                    1,302                 1,327
                                                                               -----------------     ------------------
CASH USED IN OPERATING ACTIVITIES                                                            (36)                 (418)
                                                                               -----------------     ------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                           -                     -
                                                                               -----------------     ------------------
CASH FLOWS FROM FINANCING ACTIVITIES                                                           -                     -
                                                                               -----------------     ------------------

NET DECREASE IN CASH                                                                         (36)                 (418)

CASH AND CASH EQUIVALENTS
  BEGINNING OF YEAR                                                                           45                   463
                                                                               -----------------     ------------------
CASH AND CASH EQUIVALENTS
  END OF YEAR                                                                  $               9    $               45
                                                                               =================     ==================

SUPPLEMENTAL CASH FLOW DISCLOSURE
          Interest paid                                                        $               -    $                -
                                                                               =================    ==================
          Income taxes paid                                                    $               -    $                -
                                                                               =================    ==================

NON-CASH INVESTING AND FINANCING ACTIVITIES
          Common stock issued in payment of debt                               $               -    $           18,320

  The accompanying notes are an integral part of these financial statements.

                            VICTOR INDUSTRIES, INC.
                         Notes to Financial Statements
                          December 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization
------------

Victor Industries, Inc. (the Company) incorporated on January 19, 1926, as Omo Mines Corporation under the laws of the State of Idaho, with a year-end of December 31. On November 14, 1936, the name was changed to Kaslo Mines Corporation. On December 24, 1977, the name was changed to Victor Industries, Inc.

Nature of the Business
----------------------

The Company was originally organized to purchase and develop mining properties. On December 31, 1988, the Company sold assets, net of liabilities, and the Company became inactive. In 1993, the Company began zeolite mining and marketing operations.

Zeolite is an ammonia absorbent, air purifier and hazardous waste absorbent. The Company presently markets zeolite through distributors and under distributors' private labels for use in transportation of livestock, as a livestock stable freshener, and as a feed additive for dairies. The Company extracts zeolite by utilizing independent contractors at a property in Owhyee County, Idaho. Private contractors do the milling, manufacturing and packaging. The Company does not own any mining or manufacturing equipment or facilities.

The Company owns mineral claims, as evidenced by right of title with the Bureau of Land Management, two of which are located in Pershing County, Nevada, which have not been developed, and two zeolite claims in Owhyee County, Idaho.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Victor Industries, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

                            VICTOR INDUSTRIES, INC.
                         Notes to Financial Statements
                          December 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provision for Taxes
-------------------
At December 31, 1999, the Company had net operating loss carryforwards of approximately $152,000, which may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
Cash and cash equivalents include short-term investments with original maturities at three months or less that are available to meet the cash needs of the Company.

Net Loss Per Share
------------------
Basic and diluted net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. Basic and diluted weighted shares were the same, as there were no common stock equivalents outstanding.

Stock Based Compensation
------------------------
Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company follows SFAS123 to account for stock-based compensation using the fair value method.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts reported in the balance sheets as of December 31, 1999 and 1998 for cash equivalents, accounts payable and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes payable to stockholders approximates its carrying value.

                            VICTOR INDUSTRIES, INC.
                         Notes to Financial Statements
                          December 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
-------------------
Revenues from sales of zeolite are recognized when the product is sold, as the Company has no significant ongoing obligations under the sales agreements.


NOTE 3 - GOING CONCERN

The Company's financial statements have been presented on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The liquidity of the Company has been adversely affected by net losses in fiscal years ended December 31, 1999 and 1998.

The Company has reported losses of $22,408 and $26,869 for the years ended December 31, 1999 and 1998, respectively, and has an accumulated deficit of $2,617,389 and negative working capital at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans are summarized as follows:

Management has taken a number of actions to increase the sales of the Company's zeolite products. Management intends to seek new capital, both from borrowings and new equity securities issuances that will provide funds needed to increase liquidity, make strategic acquisitions or fund internal growth and fully implement its business plans.


NOTE 4 - OPERATING LEASES

The Company owns no real property. It leases office space at 791 Ringer Loop, Ellensburg, Washington from a shareholder and director. The current lease is a month-to-month unwritten agreement, payable at $300 per month. See Note 8.


NOTE 5 - STOCK COMPENSATION PLANS

The Company has adopted a directors and officers stock compensation plan. Directors have approved a plan wherein 75,000 shares are eligible for distribution as a signing bonus to each of the directors. An additional bonus of 100,000 shares shall be distributed for each year that a director is active in the Company's board of directors. A performance bonus is expected to be paid equivalent to an aggregate total of 5% of the profit of the Company as per annual audited financial statements. The bonus is to be distributed evenly among the board members of the Company.

                            VICTOR INDUSTRIES, INC.
                         Notes to Financial Statements
                          December 31, 1999 and 1998


NOTE 5 - STOCK COMPENSATION PLANS (Continued)

During the year ended December 31, 1997, the Company adopted a plan whereby unpaid officer salaries can be paid in the form of common stock shares of the Corporation, based on fair value. No shares were issued under this plan during 1999 and 1998.


NOTE 6 - LOANS PAYABLE

During the years ended December 31, 1999 and 1998, the Company entered into short-term loan agreements with Four Seasons Ranch (an entity owned by a shareholder and director) in the amount of $1,625 and $3,475, respectively. These uncollateralized short-term loans are payable on demand at an interest rate of 12%. The accrued interest for the years ended December 31, 1999 and 1998 was $264 and $-0-, respectively.

During the years ended December 31, 1999 and 1998, the Company entered into short-term loan agreements with Boykiw family members (who are shareholders and directors) in the amount of $1,472 and $1,342, respectively. These uncollateralized short-term loans are payable on demand at an interest rate of 12%. The accrued interest for the years ended December 31, 1999 and 1998 was $162 and $-0-, respectively.

On October 15, 1997, the Company entered into a short-term loan agreement with Cale Enterprises, which is a shareholder in the Company. At December 31, 1999 and 1998, the amount of this note was $2,000. This uncollateralized short-term loan is payable on demand at an interest rate of 12%. The accrued interest for years ended December 31, 1999 and 1998 was $976 and $436, respectively.


NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases office space at 791 Ringer Loop, Ellensburg, WA from Four Seasons Ranch, which is owned by a shareholder in the Company. See Note 4. The lease is classified as an operating lease and provides for annual rentals of $3,600 during 1999 and 1998.

At December 31, 1999 and 1998, the accounts payable - related parties consisted of amounts owed by the Company to officers and directors for management fees, director fees and expenses. The management fee of $13,843 included in the Statements of Operations for 1999 represents management's estimate of the value of services provided by an officer in connection with managing the Company.

During 1998, a balance of $15,778 for accounts payable - related parties was converted to 315,560 shares of common stock, with a value of $.05 per share.

                            VICTOR INDUSTRIES, INC.
                         Notes to Financial Statements
                          December 31, 1999 and 1998


NOTE 7 - RELATED PARTY TRANSACTIONS (Continued)

Subsequent to the date of these financial statements, management fees and director fees were exchanged for 276,853 and 75,000 shares of common stock, respectively, having a value of $.05 per share. These amounts represent management's estimate of the value of the services provided.


NOTE 8 - STOCKHOLDERS' EQUITY

Common Stock
------------
During the year ended December 31, 1998, the Company issued 321,400 shares of common stock in lieu of outstanding notes payable. The stock was issued at $.05 per share, which is the fair market value of the shares on the date of issuance.

In the same twelve-month period, the Company retired 293,333 shares of common stock from former officers and directors for services not completed, 500,000 shares of common stock for non-payment of stock subscriptions receivable and 453,662 shares of common stock originally issued in payment of loan incentive fees for a loan that was never received by the Company.


NOTE 9 - SUBSEQUENT EVENTS

Subsequent to the date of these financial statements, the Company issued 351,853 shares of its common stock to an officer and a director in payment of management fees and directors fees. The stock was issued at $0.05 per share, which approximated its market value at the date of issuance, which totaled $17,592.


NOTE 10 - YEAR 2000 ISSUES

The Company had modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. However, like other companies, Victor Industries, Inc. could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. Any expenses associated with the year 2000 issue are expensed as incurred. At this time, there has been no known effects attributable to the Year 2000 issue.

                                   PART III

                     INDEX TO AND DESCRIPTION OF EXHIBITS

1.   Index to Exhibits

Exhibit Number                Description
--------------                -----------
3(i)-1                        Amendment to articles of incorporation
3(i)-2                        Amendment to increase authorized
3(i)-3                        Amend name to Victor
3(i)-4                        Articles of Amendment
3(i)-5                        Amend articles to perpetual
3(i)-6                        Amend name to Kaslo
3(i)-7                        Amend name to Omo Mines
3(ii)-1                       By-laws of Omo Mines
3(ii)-2                       Omo Mines article and by-laws
3(ii)-3                       Original Articles of Incorporation
99                            Certificate of Existence

2.   Description of Exhibits

          See Item 1 above.

                                  SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                        Victor Industries Inc.
                                             (Registrant)

Date: April 6, 2000                     By: /s/ COSTA XISTRIS
                                            -----------------
                                                Costa Xistris
                                                President

                                      S-2